United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission File Number 001-14982

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Huttig Building Products, Inc. Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Huttig Building Products, Inc.

555 Maryville University Drive, Suite 400

St. Louis, MO 63141

*	Other supplemental schedules required by Section 2520-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under Employee Income Security Act of 1974 have been omitted because they are not applicable.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

EIN #43-0334550 Plan No. 006

Report of Independent Registered Public Accounting Firm and Financial Statements

Years ended December 31, 2017 and 2016

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee of Huttig

Building Products, Plan Administrator and Plan Participants

Huttig Building Products, Inc. Savings and Profit Sharing Plan

St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Huttig Building Products, Inc. Savings and Profit Sharing Plan (the “Plan”) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Huttig Building Products, Inc. Savings and Profit Sharing Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule of Assets Held (at End of Year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets Held (at End of Year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

We have served as the Plan’s auditor since 2014.

St. Louis, Missouri

June 26, 2018

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
Investments:
Investments, at fair value	$62,398,538	$53,677,726
Fully benefit-responsive investment contracts, at contract value	12,796,246	11,153,445

Total investments	75,194,784	64,831,171

Receivables:
Notes receivable – participants	787,117	720,790

Total receivables	787,117	720,790

Net assets available for benefits	$75,981,901	$65,551,961

See accompanying notes to financial statements.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2017	2016
Contributions and other additions:
Employer contributions	$1,560,632	$584,852
Participant contributions	4,009,432	2,850,744
Participant rollover contributions	1,974,498	2,292,346

Total contributions and other additions	7,544,562	5,727,942

Interest income on notes receivable - participants	31,568	29,996

Investment income:
Interest, dividends and capital gains	3,052,531	1,782,068
Net appreciation in fair value of investments	6,675,429	6,515,084

Total investment income	9,727,960	8,297,152

Total additions	17,304,090	14,055,090

Benefits paid to participants	6,874,150	5,156,505

Total deductions	6,874,150	5,156,505

Net increase	10,429,940	8,898,585
Net assets available for benefits, beginning of year	65,551,961	56,653,376

Net assets available for benefits, end of year	$75,981,901	$65,551,961

See accompanying notes to financial statements.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(1)	Description of the Plan

The following description of the Huttig Building Products, Inc. Savings and Profit Sharing Plan (the “Plan”) is provided for financial statement purposes only. Participants should refer to the Plan document for more complete information.

(a)	General

The Plan is a defined contribution plan established by Huttig Building Products, Inc. (“Huttig” or the “Company”) under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred salary arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan was established December 16, 1999 to offer the employees of the Company a means of saving funds, on a pre-tax basis or after-tax basis, for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Participation is voluntary.

Full-time employees are eligible to participate in the Plan upon completing 30 days of regular service. The Plan covers all employees of the Company or any other corporation affiliated with the Company, which has adopted the Plan, who have completed 30 days of service, as defined by the Plan, and are not leased employees. Each employee may become a participant of the Plan on the first day of any calendar month coinciding with, or following, the fulfillment of the eligibility requirements.

The Plan is administered by executives of the Company. Prudential Trust Company serves as the Plan Trustee (the “Trustee”) and The Prudential Investment Company of America serves as Plan Recordkeeper and Custodian.

(b)	Contributions

Plan participants may contribute a percentage of their annual compensation, up to the maximum allowable under Section 402(g) of the IRC. Contributions may be made prior to Federal and certain other income taxes pursuant to Section 401(k) of the IRC or on an after-tax basis. Plan participants must elect out of the minimum annual contribution. Effective May 1, 2016, eligible employees are automatically enrolled at 4% with an automatic deferral percentage increase of 1% each Plan year up to a maximum of 10% of compensation. Employees have an option to elect out of the automatic enrollment and automatic increase. Participants attaining the age of 50 before the end of the year are eligible to make catch-up contributions of an extra $6,000. The Plan allows participants to make Roth contributions to the Plan.

Company matching contributions are discretionary as determined by the Board of Directors. Effective, July 1, 2016, the Company made matching contributions of 50% of each employee’s elective contribution, not to exceed 6% of the employee’s compensation. The Company made matching contributions of $1,560,632 and $584,852 in 2017 and 2016, respectively.

The Company may also make a profit-sharing contribution on a discretionary basis on behalf of all eligible participants employed on the last day of the Plan year, as defined by the Plan, whether or not they make an elective matching contribution for the Plan year. Profit-sharing contributions are based on the Company’s profitability and are allocated based on a participant’s yearly eligible compensation as a percentage of total eligible compensation for that particular year. These contributions are also subject to certain limitations. There were no discretionary profit sharing contributions remitted to the Plan in 2017 or 2016.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(c)	Investments

Participants may elect to place their deferred or non-deferred contributions into the following investments: Huttig Common Stock, Prudential Guaranteed Income Fund, and various mutual funds. As a result of the spin-off of the Company by Crane Co. in 1999, all assets resulting from such transfer held within the Crane Common Stock are held as a separate investment fund; however, participants are not permitted to direct any contributions to the Crane Common Stock after the effective date of the Plan.

(d)	Vesting and Forfeitures

Participants are always 100% vested in the value of their contributions and the earnings thereon. Vesting of Company contributions and the earnings thereon is determined based on participant’s years of vesting service. A participant is vested 20% after each year of service and becomes fully vested after five years of service or if employment terminates by reason of death, permanent disability, or retirement at age 65. A terminated participant forfeits non-vested Company contributions on the one year anniversary of the participant’s termination.

Any amounts forfeited are first used for payment of employer matching contributions and then to pay Plan expenses. The amounts forfeited were $54,985 and $5,479 in 2017 and 2016, respectively.

(e)	Payments of Benefits

Amounts in a participant’s account and the vested portion of a participant’s employer contributions are distributed upon retirement, death, disability, or other termination of employment. Distributions from the Huttig Common Stock are made in cash.

(f)	Notes Receivable – Participants

Participants may borrow funds from their accounts up to 50% of the total vested balance but not more than $50,000, less the participant’s highest outstanding loan balance for the previous 12-month period. The minimum loan amount is $1,000. Loans are repayable through payroll deductions over 1-10 years. At December 31, 2017, the interest rates on participants’ loans ranged from 4.25% – 6.00%. The loans are secured by the balance in the participant’s account and bear interest at the initial lending rate for the life of the loan. Loans taken out in 2017 had initial lending rates of prime of 3.75% to 4.25% plus 1%, or 4.75% to 5.25%. Participant loans are measured at the unpaid principal balance plus any accrued unpaid interest. The outstanding balance of loans to participants was $787,117 and $720,790 as of December 31, 2017 and 2016, respectively. Interest income on the loan fund is included as interest income in the participant’s fund accounts based on their elected loan allocation.

(g)	Plan Participant Accounts

Individual accounts are maintained for each Plan participant to reflect the Plan participant’s share of the Plan’s income, the Company’s contribution, and the Plan participant’s contribution.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(c)	Administrative Expenses

The assets of the Plan shall be used to pay benefits as provided in the Plan and, to the extent not paid directly by the Company, to pay the reasonable expenses of administering the Plan. Administrative expenses were $118,457 and $94,736 for the years ended December 31, 2017 and 2016, respectively, recorded in “net appreciation in fair value of investments” on the statements of changes in net assets available for benefits.

(d)	Valuation of Investments and Income Recognition

Investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(e)	Payment of Benefits

Benefit payments to participants are recorded upon distribution.

(3)	Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority; Level 2 inputs consist of quoted market prices in active markets for similar type assets; and Level 3 consist of unobservable inputs that have the lowest priority. The Plan uses appropriate techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. There have been no changes in methodologies used at December 31, 2017 or 2016. The Plan had no assets measured at fair value on a nonrecurring basis.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2017 and 2016

Level 1 Fair Value Measurements

The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year-end. The fair value of common stock is based on quoted market prices.

Level 2 Fair Value Measurements

Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan has no Level 2 investments.

Level 3 Fair Value Measurements

The fair value is based upon significant unobservable inputs, including the reporting entity’s own assumptions in determining the fair value of investments. The Plan has no Level 3 investments.

Recurring Measurements

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2017 and 2016:

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2017 and 2016

		Fair Value Measurements Using:
		Quoted Prices	Other
		in Active	Significant	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
December 31, 2017	Fair Value	(Level 1)	(Level 2)	(Level 3)
Mutual Funds	$51,542,517	$51,542,517	$—	$—
Huttig Common Stock	8,752,087	8,752,087	—	—
Crane Common Stock	2,103,934	2,103,934	—	—

	$62,398,538	$62,398,538	$—	$—

		Fair Value Measurements Using:
		Quoted Prices	Other
		in Active	Significant	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
December 31, 2016	Fair Value	(Level 1)	(Level 2)	(Level 3)
Mutual Funds	$41,144,393	$41,144,393	$—	$—
Huttig Common Stock	10,774,130	10,774,130	—	—
Crane Common Stock	1,759,203	1,759,203	—	—

	$53,677,726	$53,677,726	$—	$—

(4)	Fully Benefit-Responsive Investment Contacts at Contract Value

The Guaranteed Income Fund (“GIF”) is an insurance company issued general account backed group annuity with no maturity date. This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.

The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 1.50%. The crediting rate is reviewed on a semi-annual basis for resetting. The contract cannot be terminated before the scheduled maturity date.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2017 and 2016

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third party issuers’ ability to meet their financial obligations. The issuers’ ability to meet their contractual obligations may be affected by future economic and regulatory developments.

Generally there were no events that could limit the ability of the Plan to transact at contract value paid within 90 days or in rare circumstances, contract value paid over time.

There are no events that allow the issuer to terminate the contract and which require the Plan to settle at an amount different than contract value paid either within 90 days or over time.

(5)	Tax Status

The Plan Administrator has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

The Plan operates under a non-standardized adoption agreement in connection with a prototype retirement plan and trust/custodial document sponsored by The Prudential Investment Company of America. This prototype plan document has been filed with the appropriate agency. The Plan has not obtained or requested a determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

(6)	Distribution of Assets Upon Termination of the Plan

Huttig reserves the right to terminate the Plan, in whole or in part, at any time. In the event of termination, all amounts credited to the participant accounts will become 100% vested. If the Plan is terminated at any time or contributions are completely discontinued and Huttig determines that the trust shall be terminated, all accounts shall be revalued as if the termination date was a valuation date and such accounts shall be distributed to participants. If the Plan is terminated or contributions completely discontinued, but Huttig determines that the trust shall be continued pursuant to the terms of the trust agreement, participants or the Company shall make no further contributions, but the trust shall be administered as though the Plan were otherwise in effect. There are no intentions to terminate the Plan at this time.

(7)	Related Party Transactions

Certain Plan investments are shares of mutual funds and the guaranteed income fund that are managed by Prudential Trust Company. Prudential Trust Company is the Trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2017 and 2016

Additionally, Plan investments include shares of Huttig Building Products, Inc. common stock. Huttig Building Products, Inc. is the Plan Sponsor, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These party-in-interest transactions are allowable under ERISA regulations. The Plan has investments in Huttig Common Stock as of December 31, 2017 and 2016 of $8,752,087 and $10,774,130, respectively. The participant can reallocate Huttig Common Stock at any time.

As of December 31, 2017 and 2016, the Plan held approximately 1,316,103 and 1,629,974 shares, respectively, of Huttig Common Stock. Total outstanding Huttig Common Stock as of December 31, 2017, was approximately 26 million shares.

During the years ended December 31, 2017 and 2016, the Plan had the following transactions involving Huttig Common Stock:

	2017	2016
Shares purchased	106,132	140,194
Shares sold	420,003	205,651
Cost of shares purchased	$703,497	$753,484
Cost of shares sold	$1,036,868	$638,734
Net proceeds from shares sold	$2,825,229	$1,239,729

(8)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets Held (at end of year)

EIN #43-0334550 Plan No. 006

December 31, 2017

(a)	(b) Identity of Issuer	(c) Description	(d) Cost	(e) Current Value
	Prudential Guaranteed Income Fund*	Unallocated Investment Contract	**	$12,796,246
	Huttig Common Stock*	Company Stock	**	8,752,087
	Prudential Jennison Growth Z*	Mutual Fund	**	9,239,313
	BlackRock Equity Dividend Instl	Mutual Fund	**	8,421,089
	American Funds EuroPacific Growth A	Mutual Fund	**	6,506,554
	JPMorgan Mid Cap Value L	Mutual Fund	**	3,395,867
	Metropolitan West Total Return Bd M	Mutual Fund	**	3,796,646
	American Balanced Fund	Mutual Fund	**	2,906,403
	T Rowe Price Mid-Cap Growth	Mutual Fund	**	3,472,524
	JPMorgan Diversified I	Mutual Fund	**	2,655,232
	Crane Company Common Stock	Company Stock	**	2,103,934
	Virtus Vontobel Emerging Market Opps I	Mutual Fund	**	1,743,813
	Templeton Global Bond Fund A	Mutual Fund	**	1,766,151
	Undiscovered Managers Behavioral Val L	Mutual Fund	**	1,890,536
	Vanguard Total Intl Stock Index Admiral	Mutual Fund	**	23,442
	Vanguard Mid Cap Index Admiral	Mutual Fund	**	46,175
	Vanguard Small Cap Index Admiral	Mutual Fund	**	20,456
	Vanguard 500 Index Admiral	Mutual Fund	**	3,577,062
	T Rowe Price QM US Small-Cap Gr Equity	Mutual Fund	**	2,081,254
	Notes receivable – participants*	Interest rates 4.25% to 6.00%; maturing dates vary through 2028	**	787,117

				$75,981,901

*	Represents a party-in-interest investment allowable under ERISA regulations.
**	Cost omitted for participant-directed investments

See accompanying report of independent registered public accounting firm

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of BKD, LLP, independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

HUTTIG BUILDING PRODUCTS, INC. SAVINGS AND PROFIT SHARING PLAN

HUTTIG BUILDING PRODUCTS, INC. (Plan Administrator)

Date: June 26, 2018	By:	/s/ Jon P. Vrabely
	Name:	Jon P. Vrabely
	Title:	President, Chief Executive Officer and Interim Chief Financial Officer